Exhibit 99.3

Cooperation Framework Agreement

COOPERATION FRAMEWORK AGREEMENT

(Translation)

This COOPERATION FRAMEWORK AGREEMENT (this “Agreement”) is entered into as of November 13, 2015 by and among:

1.	Party A: Chongqing Wanli New Energy Co., Ltd. (重庆万里新能源股份有限公司, the “Company”)

Address: No.2 Chuangye Avenue, Shuangfu Street, Jiangjin District, Chongqing

 Legal Representative: LIU Xicheng

2.	Party B: SouFun Holdings Limited (搜房控股有限公司, “SouFun”)

 Address: Cayman Islands

 Legal Representative: MO Tianquan

3.	Party C: LIU Xicheng (刘悉承)

Address: No. 39 2-2, Wangjiapo, Yuzhong District, Chongqing

PRC ID: 510202196210272938

4.	Party D: IDG Capital Partners Beijing Co., Ltd. (IDG资本投资顾问北京有限公司, “IDG”)

Address: Room 622, Tower A, COFCO Plaza, No. 8 Jianguomennei Avenue, Dongcheng District, Beijing

 Legal Representative: SHONG Hugo

5.	Party E: Xizang Ruidong Fortune Investment Co., Ltd. (西藏瑞东财富投资有限责任公司, “Ruidong”)

Address: No. 401-6, Yajiang Industrial Park, Renmin Road, Qushui Country, Lhasa, Xizang

 Legal Representative: LI Yan

(The five parties above are collectively referred to as the “Parties”, and each individually as a “Party”)

WITNESSETH

1.	The Company is a duly organized and existing company limited by shares, whose stock is listed on the Shanghai Stock Exchange with the stock ticker “万里股份” and the stock code “600847.”

2.	SouFun (NYSE: SFUN) is a public company listed on the New York Stock Exchange, and its controlling person is MO Tianquan. The website of SouFun (Fang.com) is a well-known internet platform for real estate and home furnishing, and SouFun has been leading the innovations in areas including Internet finance in real estate/home furnishing, Internet big data and Internet marketing.

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3.	LIU Xicheng is a PRC citizen and the controlling person of “万里股份.”

4.	IDG and Ruidong are qualified institutional investors. The definitive agreements may be executed by IDG and Ruidong or any other eligible parties designated by IDG or Ruidong, who will exercise rights and duties hereof on behalf of IDG or Ruidong.

5.	SouFun plans to inject its assets with strong profitability into the Company in exchange for its shares, LIU Xicheng will acquire for cash and spin off the Company’s non-cash assets, and the Company will raise supporting funds from LIU Xicheng, IDG, Ruidong or any party designated by them. SouFun shall take control of the Company upon completion of the foregoing transactions.

THEREFORE, through the friendly consultation among the Parties, the Parties agree as follows:

1.	MAJOR PLAN OF THE REORGANIZATION

Purchase of Assets by Issuance of Shares. The Company will issue shares to a company controlled by SouFun in exchange for certain highly profitable quality assets held or controlled by SouFun (“Target Assets”) which satisfy requirements set forth by China Securities Regulatory Commission. It is tentatively determined that the Target Assets include Internet finance in real estate/home furnishing, Internet big data and Internet marketing, excluding the transactional business.

Spin-off of Assets. LIU Xicheng or any person designated by LIU will acquire for cash and spin off the Company’s all non-cash assets and liabilities from the Company. LIU Xicheng undertakes that the Company shall not make any significant cash payment from the execution of this Agreement to the completion of this reorganization without the consent of the Parties. Upon completion of the reorganization, without giving effect to the supporting funds, the cash and cash equivalents on the books of the Company shall be no less than RMB700 million.

Supporting Funds. Concurrently with the reorganization, RMB2.5 billion to RMB5 billion is expected to be raised for business development of the Company after reorganization, by way of private placement at fixed price. The amount of such supporting funds will be determined by the Parties based on the basis of the Company’s actual need but shall not exceed (i) the 100% of the value of the Target Assets under this Agreement or (ii) the value of the Target Assets/70% - the value of Target Assets- issue price* share capital of the Company prior to this reorganization.

The foregoing shall be premises and conditions precedent to one another subject to approval by relevant regulatory authorities. This reorganization constitutes a back-door listing. Upon completion of the reorganization, SouFun will take control of the Company and MO Tianquan will become the controlling person of the Company.

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2.	VALUATION OF TARGET ASSETS AND PROFIT FORECAST

Through negations among the Parties, the preliminary evaluation of the Target Assets that SouFun plans to inject into the Company is approximately RMB13 to 17 billion and the final valuation shall be determined according to the valuation report presented by an asset evaluation institution. SouFun undertakes that the net profit generated from the Target Assets attributable to the parent company after deducting non-recurring profit and losses in 2016 will not be less than RMB800 million and it will maintain an annual growth rate of 30% in 2017 and 2018, the net profit of which shall be RMB1.04 billion and 1.352 billion, respectively. The final warranted profits shall be determined by the final agreement executed by the Parties.

3.	ISSUE PRICE

In this reorganization, the issue price of the Company’s shares in exchange for assets and supporting funds raising will equal 90% of the average stock trading price per share of the twenty trading days prior to the announcement of the first board resolution on the reorganization.

4.	SUPPORTING FUNDS RAISING

The supporting funds raised in this reorganization will be approximately RMB2.5 to 5 billion, which will be used for the Company’s business development after the reorganization. The supporting funds will be raised by private placement of shares at a fixed price. The amount of the supporting funds will be determined by the Parties based on the actual needs of the Company but shall not exceed (i) the 100% of the value of the Target Assets under this Agreement or (ii) the value of the Target Assets/70% - the value of Target Assets- issue price* share capital of the Company prior to this reorganization. The subscribing parties and amounts in supporting funds raising are as follows: LIU Xicheng or another third party will subscribe for 26 million shares at the issue price, IDG or a party designated by IDG will subscribe for 60% of the remaining shares after LIU Xicheng or such third party subscribes for the 26 million shares. Ruidong or a party designated by Ruidong will subscribe for 40% of the remaining shares after LIU Xicheng or such third party subscribes for the 26 million shares.

If any or all of the provisions of the Agreement in relation to supporting funds become unenforceable as a result of any change of the policies of regulatory authorities on supporting funds, the parties to the Agreement shall resolve the issue through consultation.

5.	CAPITAL STRUCTURE AT COMPLETION OF TRANSACTION

SouFun shall hold no less than 70% (inclusive) of the Company’s shares upon completion of the foregoing transactions.

6.	ESTABLISHMENT AND EFFECTIVENESS OF AGREEMENT

This Agreement shall become effective and binding once executed and sealed by the Parties.

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Cooperation Framework Agreement

This Agreement shall be approved by, among others, the board of directors of each of the Company and SouFun. The board of directors of each of the Company and SouFun has the right to amend provision and terms of this Agreement.

7.	MISCELLANEOUS

7.1. Exclusivity. Each of the Company, SouFun or LIU Xicheng may not engage with any other person who is interested in equity acquisition or investment within 6 months following execution of the Agreement. Unless the Agreement is terminated in writing by the Parties, any modification, supplement or adjustment to any other provision of the Agreement shall not affect the binding effect of the exclusivity provision upon each of the Company, SouFun or LIU Xicheng.

7.2. Confidentiality. Each Party shall keep confidential anything contained in the Agreement or any such business, financial, technical, product or customer information or any document or material marked as “confidential” as received from another party as a result of or during performance of the Agreement (collectively, the “Confidential Information”) and may not disclose the Confidential Information to any third party without prior written approval by the disclosing party. The confidentiality obligations shall survive the expiration, release or termination of the Agreement.

7.3. Any party in breach of the Agreement shall indemnify any other party against any loss arising from such breach.

7.4. The Parties shall set up a consultation mechanism for any issue arising in the process of cooperation, so as to resolve such issues or conflicts within the structure of such consultation mechanism.

7.5. The provisions of the Agreement other than Exclusivity and Confidential provisions, are solely preliminary intention reached by the Parties through negotiation, the final cooperation plan will be subject to the definitive agreement entered into by the Parties.

7.6. This Agreement is executed in five copies and each Party shall hold one.

[SIGNATURE PAGES FOLLOW]

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(Signature Pages)

Party A: Chongqing Wanli New Energy Co., Ltd.

Legal Representative/Authorized Signatory: /s/ LIU Xicheng

November 13, 2015

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Cooperation Framework Agreement

(Signature Pages)

Party B: SouFun Holdings Limited

Legal Representative/Authorized Signatory: /s/ MO Tianquan

November 13, 2015

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Cooperation Framework Agreement

(Signature Pages)

Party C: LIU Xicheng

/s/ LIU Xicheng

November 13, 2015

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Cooperation Framework Agreement

(Signature Pages)

Party D: IDG Capital Partners Beijing Co., Ltd.

Legal Representative/Authorized Signatory: /s/

November 13, 2015

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(Signature Pages)

Party E: Xizang Ruidong Fortune Investment Co., Ltd.

Legal Representative/Authorized Signatory: /s/

November 13, 2015

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